September 8, 2008

Division of Corporation Finance
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

Re:       Pay By The Day Holdings, Inc., Inc.
        Amendment No. 1 to Registration Statement on Form S-1
        Filed June 30, 2008
        File No. 333-149552

Dear Mr. Owings:

We represent Pay By The Day Holdings, Inc., Inc. (“Pay By The Day Holdings” or the “Company”).  We are in receipt of your letter dated July 21, 2008, the following are our responses.

General

1.
We note your response to prior comment one from our letter dated March 26, 2008. However, we continue to believe that the offering for resale of the shares owned by Maxwell Network Group, Inc. and Itamar Cohen as an offering "by or on behalf of the issuer" for purposes of Rule 415(a)(4) of Regulation C. Please revise your registration statement to offer the common stock held by affiliates at a fixed price for the duration of the offering. Please also revise your prospectus to make clear that the affiliates are underwriters of the securities they are offering. If you disagree with our determination, please provide your analysis for determining that the resale by affiliates is eligible to be made under Rule 415(a)(l)(i). In this regard, please address the factors referred to in telephone interpretation No. 29 under Securities Act Rule 415 in our "Compliance and Disclosure Interpretations" located at www.sec.eov.

Response: The Company has revised the share amount of stock being offered by affiliates to comply with Rule 415(a)(4).

Prospectus Summary, page 2

2.
Consistent with prior comment five of our letter dated March 26,2008, please  move this information as well as the Summary Financial Data so that it follows the Prospectus Cover page information, which currently appears on page 3.  Please also comply with prior comments 6-8 of our letter dated March 26, 2008 as it does not appear that you made these changes on the Prospectus Cover page.

Response:  The Company has revised the disclosure to move the information as well as the Summary Financial Data so that it follows the Prospectus Cover page information, which currently appears on page 3.  The Company has also complied with prior comments 6-8 of our letter dated March 26, 2008 and  made the changes on the Prospectus Cover page.

Summary Financial Data, page 2

3.
We note the disclosure in the paragraph below the summary financial data that the company may not be able to continue to finance customers' purchases. It appears from reading the business description that the ability to finance customers' purchases is a fundamental piece of the company's business plan. Please include a discussion in the business section, and as appropriate in Management's Discussion and Analysis of Financial Condition and Results of Operations, describing whether the company believes it will have sufficient resources to finance purchases, and if not, how the company intends to modify its business plan as a result.

Response: The Company has updated the disclosures as requested in the Business Section as well as Management’s Discussion and Analysis.

Risk Factors, page 4

4.
In the risk factor entitled, "Our auditor has expressed substantial doubt as to our ability to continue as a going concern," you state that your inability to generate revenues may impact your "initial go to market strategy." Please revise to clarify what you mean by this statement.

Response: The Company has revised the disclosure to clarify what is meant by the statement that our inability to generate revenues may impact our “initial go to market strategy.”

Determination of Offering Price, page 6

5.
We note your revisions in response to prior comment 12 of our letter dated March 26, 2008, however, it does not appear that you have made consistent revisions to your disclosure. See, for example, the first sentence of the second paragraph under this heading which continues to state "[t]he offering price of the shares of our common stock has been determined arbitrarily by us...." Please revise.

Response: The Company has revised the disclosure to make the consistent revisions in response to prior comment 12 of our letter dated March 26, 2008.

Selling Shareholders, page 7

6.
It appears that after the offering each of Maxwell Network Group Inc. and Mr. Cohen will continue to own 50,000 shares of common stock of the company. However, under the column "Shares of common stock owned after offering," such ownership is listed at zero shares. Please advise or revise.

Response: The Company has revised the disclosure to make the amount of shares owned by Mr. Cohen consistent.

Description of Business, page 10

7.
We note your revisions in response to prior comment 20 from our letter dated  March 26, 2008 and your belief that you will be able to capture a large percentage of the Canadian market for secured credit cards. Please revise to elaborate upon your basis for this belief and provide an explanation of what you mean by the "Canadian landscape for secured credit card products," as you discuss on page 14.

Response: The Company has made the necessary revisions and has expanded its disclosure to explain the basis of its belief that it can capture a large percentage of the Canadian market.

8.
We note your response to prior comment 25 from our letter dated March 26,2008. However, it is still unclear from the disclosure what you mean by the term "finance partner." Please revise to clearly state what role The Credit Group plays in your credit operations and how the credit they have the ability to extend differs from what you and Peoples Trust can offer. Further, we note the disclosure that there is no relationship between the company and The Credit Group other than as a third party service provider. Please revise the document to use a term other than "partner" which we believe is confusing to investors.

Response:  The Company has made the necessary corrections and has limited confusion to the document by removing “finance partner”.  The company has also expanded its discussion on its third party service providers.

9.
 In your description of your relationship with TCG, you State that they will "expedite your growth process" and that your success depends upon "your ability to generate a high volume of credit worthy customers who will be approved for credit." Please revise to elaborate upon why TCG plays such an important role in your growth and success as your existing disclosure does not make this clear. For example, please explain whether your relationship with TCG will generate more income by virtue of fees received for each approved financing applicant or because availability of credit will cause your clients to purchase more of your products or both.

Response: The Company has explained and elaborated on its discussion involving the third party finance service providers.

10.	Please revise to discuss your reference to the Conditional Sales Contract Program and what your references to "contract amounts" are intended to mean. An example might be helpful in this regard.

Response: The Company has expanded its discussion with reference to Conditional Sales Contract and has provided an appropriate example.

PBTD CreditPlus Secured Credit Card, page 12

11.
We note your indication here that "everyone who applies for the CreditPlus card is approved" except for certain applicants. We also note your indication on page 10 that you have had customers apply for the card but you currently have no customers signed up to the program and have no security deposits being held in trust Please revise your disclosure to explain why you have no customers signed up to the program in light of your statements regarding the ease of the application process.

Response: The Company has provided an explanation as to why the company has no active accounts yet customers have applied for the PBTD CreditPlus program.

Revenue Stream, page 14

12.
In addition to discussing fees for the CreditPIus secured credit card please clarify other fees earned on credit purchases using the People's Trust Master Card program and The Credit Group. For example please disclose the fees you earn from customer purchases under on subsequent credit purchases. If no fees subsequent to application and approval are earned please plainly state this fact.

Response: The Company has clarified all fees received from both its third party service providers, and on subsequent purchases.

Customer Profile, page 15

13.	Please clarify whether the description of the "typical customer" is true currently or what the company expects in the future.

Response: The Company has made the necessary updated disclosure.

Revenue Breakdown, pace 15

14.
We note that you have disclosed how the company achieves its sales of products.   Please also disclose either as a dollar amount or a percentage, the amount of revenue that the company earns from the various credit programs that it offers.

Response: The Company has updated the disclosure to include a statement that no revenue is generated from its various credit programs.

Market for Common Equity and Related Stockholder Matters, page 15 Rule 144 Shares, page 16

15.	Please provide the information in this paragraph as of a more recent date.

Response: The Company has revised the disclosure to provide the information as of a more recent date.

Pav Bv The Day Holdings. Inc. and Subsidiary Consolidated Financial Statements

16.	Please update the financial statements and related financial information included in the filing as required by Regulation S-X.

Response: The Company has included the May 31, 2008 quarterly statements in the amended S1.

Consolidated Statements of Operations and Comprehensive Loss, pace F-3

17.
You disclose you do not generate interest revenue in paragraph three on page 18.   Please tell us why you present interest revenue with other revenue generating activities in your operating statement and table of select financial data. If this is interest on available for sale securities we would expect to see it classified below operating activities.

Response: The company has moved interest on available for sale securities below operating activities.

Management's Discussion and Analvsis_of Financial Condition and Results of
Operations, page 17
Results of Operations, page 18

18.
We note your response to prior comment 57 from our letter dated March 26, 2008.  However, the disclosure is still insufficient. Please provide additional detail regarding the company's results of operations. For example, please provide a breakdown of the components of the company's revenue, including any increases or decreases within such components. Please also provide the components of operating expenses. See Item 303(a) of Regulation S-K.

Response: The Company has revised the disclosure to provide additional detail regarding the company's results of operations and the components of operating expenses. See Item 303(a) of Regulation S-K.

Capital Resources and Liquidity, cage 18

19.	Please add a discussion explaining your use or intended use of the proceeds raised by your unregistered common share sales that occurred between September 2007 and December 2007.

Response: The Company has added a discussion explaining the use or intended of proceeds.

Directors. Executive Officers. Promoters and Control Persons, page 19

20.
 We note the disclosure that Mr. Starkman was the "top sales person" at The Buck A Day Company. Please also disclose that The Buck A Day Company filed for bankruptcy protection. In the alternative, please remove the characterization of Mr. Starkman's position as the "top" salesman.

Response: The Company has removed the word “top” from Mr. Starkman’s reference to top salesperson at the Buck A Day Company Inc.

21.
 We note your response to prior comment 61 from our letter dated March 26,2008. In an appropriate place in your disclosure, please considering disclosing your web-site address, consistent with Item 101(b)(5)(iii) of Regulation S-K. In doing so, please disclose the history of Buck a Day Company and how you came to acquire its web-site address. Please also disclose that you acquired the Buck A Day 800 telephone numbers after the company went bankrupt.

Response: The Company has updated the disclosures to include the company’s web site address as well as the acquisition of the Buck A Day Company’s web site addresses and 1-800 phone numbers.  The company has also made reference to the fact that Buck A Day Company went bankrupt in 2003.

Executive Compensation, page 19

22.
We re-issue prior comment 63 from our letter dated March 26,2008, considering it appears that you continue to make references to multiple officers and directors throughout this discussion. See, for example, your introductory paragraph to this discussion, which refers to the compensation "paid to the named executive officers" as well as the disclosure that appears under "Compensation of Directors" and “Employment Agreements."

Response: The Company has revised the disclosure to correct the references to multiple officers and directors throughout this discussion.

Transactions with Related Persons. Promoters and Certain Control Persons, page 21

23.
We note your response to prior comment 65 from our letter dated March 26, 2008 that you have revised this disclosure to include the debt extinguished to a company controlled by the director, including the name of the company and director, however, we are unable to locate this information. Please revise.

Response:  The Company has updated Note 7 of the 8.31.2007 audited financial statements to include additional information regarding the extinguishment of debt.  The company has also updated the Transactions with Related Persons to include the same.

Very truly yours,

ANSLOW & JACLIN, LLP

By:       /s/ Gregg E. Jaclin
        GREGG E. JACLIN